FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Wednesday 15 August 2012, London UK - LSE Announcement

GlaxoSmithKline reaches agreement to divest majority of Classic Brands in Australia for £172m

GlaxoSmithKline plc (GSK) today announced that it has reached agreement to divest the majority of its "Classic Brands" (25 non-promoted and genericised products) in Australia to Aspen Global Incorporated (Aspen) for approximately £172 million in cash.

The divested brands include Valtrex, Lamictal, Timentin, Amoxil and Aropax and generated total sales of approximately £83 million in 2011 and approximately £31 million in the first half of 2012.  Revenues for these products have gradually declined over recent years due to local market price reductions and generic competition. It is expected the divestment will complete in Q4 2012, subject to regulatory approvals.

The net cash proceeds from the transaction are expected to be approximately £155 million.

Net profit on this disposal in 2012 (after deducting transaction costs and a profit deferral of approximately £31 million pre-tax arising because Aspen is an associate of GSK) is estimated to be approximately £131 million (pre-tax), £121 million (post-tax) and will be recorded as a non-core item.

As with the divestment of its non-core over-the-counter (OTC) brands earlier in 2012, today's announcement is an example of GSK's commitment to realise value and enhance returns to shareholders through the sale of low growth or non-core businesses and to focus on priority brands, products and pipeline opportunities that have long term growth potential.

GlaxoSmithKline- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com.

About Aspen
Aspen Global Incorporated is a subsidiary of Aspen Pharmacare Holdings Limited, a supplier of branded and generic pharmaceuticals in approximately 100 countries across the globe and of consumer and nutritional products in selected territories.  For further information please visit
www.aspenpharma.com.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2933	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc